Mail Stop 4561

July 29, 2008

Gregory A. Smith
Senior Vice President
and Chief Financial Officer
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

> **RE: Marshall & Ilsley Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 001-33488**

Dear Mr. Smith,

We have reviewed your response dated June 18, 2008 and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-Q for the period ended March 31, 2008

Financial Statements

Note 4, Fair Value Measurement – Derivative Financial Instruments, page 8

1.      We note your response to comment 2.  Please tell us whether changes in credit default spreads affect the pricing of derivatives with dealers.  For example, please tell us whether you have changed prices charged to dealers in subsequent derivative transactions, and vice versa, in situations where either your own or your counterparties' credit default spreads have changed.  If yes, tell us how you considered this fact in your conclusion that the additional credit adjustment would not be significant.

Gregory A. Smith
Marshall & Ilsley Corporation
July 29, 2008
Page 2

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information.  Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comment.


      Sincerely,


      Kevin W. Vaughn
      Accounting Branch Chief